UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

American CareSource Holdings, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

02505A202
(CUSIP Number)

John Pappajohn c/o Equity Dynamics, Inc. 666 Walnut Street, Suite 2116 Des Moines IA 50309
(515) 244-5746
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 9, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
	John Pappajohn

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	☐
	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)		PF

5.	Check if Disclosure or Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐

6.	Citizenship or Place of Organization		United States

Number of	7.	Sole Voting Power	9,124,026(1)
Shares
Beneficially	8.	Shared Voting Power	0
Owned by
Each	9.	Sole Dispositive Power	9,124,026 (1)
Reporting
Person	10.	Shared Dispositive Power	0
With

11.	Aggregate Amount Beneficially Owned by Each Reporting Person		9,124,026 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐

13.	Percent of Class Represented by Amount in Row (11)		44.44%

14.	Type of Reporting Person (See Instructions)		IN

 _____________

(1) Consists of (i) 5,166,760 shares of Common Stock owned directly by Mr. Pappajohn; (ii) 8,333 shares of Common Stock issuable upon the exercise of options that are currently exercisable or exercisable within 60 days of the date of this Schedule 13D, (iii) 3,927,142 shares of Common Stock issuable upon the exercise of currently exercisable warrants, and (iv) 16,791 shares of Common Stock owned indirectly by Mr. Pappajohn through Equity Dynamics, Inc. and 5,000 shares of Common Stock owned indirectly by Mr. Pappajohn through Halkis, Ltd., both of which are 100% owned by Mr. Pappajohn.

This Amendment No. 1 to Schedule 13D ("Amendment No. 1") relates to the common stock, par value $0.01 per share (the "Common Stock"), of American CareSource Holdings, Inc. (the "Issuer") and amends the Schedule 13D filed by John Pappajohn with the Securities and Exchange Commission ("SEC") on May 8, 2015 (the "Schedule 13D"). The Issuer's principal executive offices are located at 1170 Peachtree Street NE, Suite 2350, Atlanta, Georgia 30309.

Except as set forth below, all Items of Schedule 13D remain unchanged. All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

On May 20, 2015, stockholders approved the awards of 10,000 restricted stock units made to Mr. Pappajohn on each of May 30, 2013 and June 3, 2014. On August 28, 2015, those 20,000 restricted stock units were converted to 20,000 shares of Common Stock.

On August 12, 2015, Mr. Pappajohn was issued a warrant to purchase 150,000 shares of Common Stock in consideration for providing a guarantee to a lender of up to $500,000 of the increase in a line of credit extended to the Issuer. The initial exercise price of $1.70 per share is subject to adjustment to $0.70 per share if the Issuer's stockholders approve certain anti-dilution provisions of the August 12, 2015 warrant.

On August 28, 2015, Mr. Pappajohn was issued 10,000 shares of restricted Common Stock under the provisions of the Issuer's director compensation program in consideration of his service as a director.

On December 9, 2015, Mr. Pappajohn purchased, in the Issuer's public offering, 2,857,142 Class A Units, consisting of 2,857,142 shares of Common Stock and a warrant to purchase 2,857,142 shares of Common Stock at an exercise price of $0.875 per share. The price of each Class A Unit was $0.70. In making such purchase, Mr. Pappajohn used personal funds in the amount of $2,000,000.

Item 5. Interest in Securities of the Issuer.

The aggregate percentage of shares of Common Stock of the Issuer reported to be beneficially owned is determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934 and is based on 6,954,293 shares of Common Stock outstanding on November 3, 2015 plus 9,642,857 shares of Common Stock issued on December 9, 2015 in the Issuer's public offering, as reported in the Issuer's prospectus filed with the SEC on December 8, 2015, for a total of 16,597,150 shares outstanding. Mr. Pappajohn has sole voting and investment power with respect to the shares of Common Stock described below. As of the date of this Schedule 13D, Mr. Pappajohn beneficially owns 9,124,026 shares of Common Stock, which includes (i) 5,166,760 shares owned directly by Mr. Pappajohn; (ii) 8,333 shares of Common Stock issuable upon the exercise of options that are currently exercisable or exercisable within 60 days of the date of this Amendment No. 1; (iii) 3,927,142 shares of Common Stock issuable to Mr. Pappajohn upon the exercise of currently exercisable warrants; and (iv) 16,791 shares of Common Stock owned indirectly by Mr. Pappajohn through Equity Dynamics, Inc. and 5,000 shares of Common Stock owned indirectly by Mr. Pappajohn through Halkis, Ltd., both of which are 100% owned by Mr. Pappajohn. As a result of the foregoing, as of the date of this Amendment No. 1, Mr. Pappajohn beneficially owns 44.44% of the shares of Common Stock of the Issuer.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 16, 2015

/s/ John Pappajohn
John Pappajohn